

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Lawrence E. Hyatt
Chief Financial Officer
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204

> **Re:** **O'Charley's Inc.**
> **Form 10-K: For the Fiscal Year Ended December 27, 2009**
> **Filed on March 12, 2010**
> **File No. 000-18629**

Dear Mr. Hyatt:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief